Exhibit 99.1



                                     [LOGO]
                                PUBLICIS GROUPE


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                                 PRESS RELEASE
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                    PUBLICIS GROUPE ACQUIRES MAJORITY STAKE
                             IN FREUD COMMUNICATIONS


PARIS, SEPTEMBER 20, 2005--Publicis Groupe, through its Public Relations and Corporate Communications Group, has finalized the acquisition of a 50.01% stake in Freud Communications, the leading independent British consumer public relations firm. Matthew Freud, the founder and Chairman of Freud Communications, is joining the executive committee of PRCC, effective immediately. This acquisition reinforces Publicis Groupe's presence in the dynamic UK advertising and communications market.

PRCC is part of Publicis Groupe's  Specialized  Agencies and Marketing  Services
(SAMS) organization and includes such strong agencies as Manning Selvage & Lee (MS&L) and Publicis Consultants. With its 1300 employees, PRCC and its brands span 25 countries, and include a broad scope of public relations and corporate communications expertise including corporate branding, institutional communication, crisis and issues management, public affairs, financial communication and investor relations, healthcare communications, workplace communications, media relations, consumer marketing and entertainment marketing.

Freud Communications was Britain's largest independent consumer public relations firm. Its core business is consumer PR for brands such as Nike, KitKat, Tropicana, Walkers, Nescafe, Jack Daniel's and AOL. In recent years the company has also seen dynamic growth in its Corporate, Film, Entertainment and International divisions, with clients including Sony Pictures Entertainment, Nestle, Time Warner, Pepsico and the London Development Agency.

"WE ARE TOTALLY COMMITTED TO BUILDING OUR PUBLIC RELATIONS AND CORPORATE COMMUNICATIONS CAPABILITIES IN ORDER TO PROVIDE OUR CLIENTS WITH THE MOST POWERFUL AND INNOVATIVE MARKETING TOOLS OUT THERE," says John Farrell, President and CEO of Publicis Groupe's Specialized Agencies and Marketing Services (SAMS) organization, in which the PRCC is a key strategic element. "THAT'S WHY I COULDN'T BE MORE DELIGHTED ABOUT BRINGING ONBOARD A WORLD-CLASS RESOURCE LIKE FREUD COMMUNICATIONS."

"THE LINKUP WITH PUBLICIS GROUPE IS FIRST AND FOREMOST GREAT NEWS FOR FREUD COMMUNICATIONS CLIENT BASE," says Matthew Freud, Chairman of Freud Communications. "AND I LOOK FORWARD TO CONTRIBUTING TO PRCC'S AMBITIOUS PLANS OVER THE COMING YEARS."

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"THIS ACQUISITION GIVES FREUD COMMUNICATION CLIENTS ACCESS TO PUBLICIS GROUPE'S
UNRIVALLED GLOBAL NETWORK AND IT GIVES PRCC CLIENTS THE BENEFIT OF FREUD'S SUPERB CAPABILITIES IN CONSUMER BRANDING AND ENTERTAINMENT MARKETING," says Louis Capozzi, PRCC Chairman. "I AM PARTICULARLY HAPPY THAT MATTHEW FREUD WILL BE JOINING ME ON THE PRCC EXECUTIVE COMMITTEE AND I LOOK FORWARD TO WORKING CLOSELY WITH HIM."


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                                    CONTACTS:

                                PUBLICIS GROUPE :
           Eve Magnant, Corporate Communications: + 33 (0)1 4443 7025
             Pierre Benaich, Investor Relations: + 33 (0)1 4443 6500

                              FREUD COMMUNICATIONS:
               Kris Thykier - Vice Chairman: +44 (0) 20 7291 6363
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PUBLICIS GROUPE  (Euronext  Paris:  FR0000130577 and member of the CAC40 Index -
NYSE: PUB) is the world's fourth largest communications group, as well as the world's second largest media counsel and buying group. Its activities span 104
countries  on  six   continents.

Groupe's communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett, Publicis, Saatchi & Saatchi, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned ; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, multicultural and healthcare communications.

Web sites: WWW.PUBLICIS.COM and WWW.FINANCE.PUBLICIS.COM



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